U.S. Securities and Exchange Commission Washington, DC 20549
Notice of Exempt Solicitation
1. Name of the Registrant: infoUSA Inc.
2. Name of person relying on exemption: Dolphin Limited Partnership I, L.P. Dolphin Financial Partners, L.L.C.
3. Address of person relying on exemption: Ninety-Six Cummings Point Road Stamford, Ct 06902
4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

PRESS RELEASE

Contact:  Arthur B. Crozier
Innisfree M&A Incorporated
(212) 750-5833

DOLPHIN SEEKS ANSWERS TO QUESTIONS ABOUT PAYMENTS FOR
JET TRAVEL AND OTHER RELATED PARTY TRANSACTIONS BETWEEN
infoUSA AND ITS CEO

STAMFORD, CONNECTICUT, June 6, 2007 - Dolphin Limited Partnership I, L.P. and Dolphin Financial Partners, L.L.C., long-term holders with 2.0 million shares (3.6%) of infoUSA (NASDAQ Symbol: IUSA), today sent the following letter to Mr. Vinod Gupta and the infoUSA Board of Directors.

Dear Mr. Vinod Gupta and other infoUSA Board members,

In addition to Question #’s 1-9 all of which remain unanswered, the shareholders of infoUSA need meaningful answers to the following additional serious questions regarding the Board and Mr. Vinod Gupta’s compensation and the Company’s related party transactions.

We are once again providing you with an opportunity to do so in advance of the Annual Meeting this Thursday, June 7, 2007.

Question #10:  In 1998, Mr. Vinod Gupta received $48,000 in salary and Annapurna Corporation, 100% owned by Mr. Vinod Gupta, received $1.4 million for purported “travel and consulting services and related expenses.”1  In 1999, Mr. Vinod Gupta received $48,000 in salary, while Annapurna received $2.2 million in payments for purported “executive travel expenses” and $1.3 million for “acquisition and other related expenses,” and Everest Investment Management, an entity 40% owned by Mr. Vinod Gupta, received $500,000 for “investment advisory fees,” a total of $4 million.2

For Mr. Vinod Gupta:  It appears highly unusual that in 1998-1999 you received compensation of only $96,000 as the Company’s CEO, while your affiliated entities were paid $5.4 million for purported “services and expenses.”  It would be of great concern if amounts paid to your entities were in fact compensation that was not properly recorded.  Why don’t the documents that Dolphin received in its books and records search under Delaware law (including your Forms W-2 and 1099) show that all of the amounts paid to your entities in 1998 and 1999 were for bona fide business purposes?

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[1]	“Executive Compensation” and “Certain Transactions” sections of the Company’s 1999 proxy statement.

2        “Executive Compensation” and “Certain Transactions” sections of the Company’s 2000 proxy statement.

For Directors Kaplan and Haddix:  You both signed the Company’s Forms 10-K for 1998 and 1999, incorporating the disclosure of these payments from the Company’s proxy statements. You were also members of the Board’s compensation committee during those years.  Did your ever undertake an independent investigation of the significant disparity between Mr. Vinod Gupta’s reported compensation and the sizable other payments made to his affiliates during these years to determine if they were properly recorded by infoUSA?

Question #11:  In the years 2000 to 2005, infoUSA paid approximately $10.3 million to Annapurna3 for—

•	the use of private jets
•	the use of the 80-foot American Princess yacht
•	unspecified charges for travel services (on this see below)
•	the use of personal residences in California and elsewhere (on this see below).

The Company also paid third parties for expenses related to travel on jet planes and the upkeep of the American Princess yacht.  In response to Dolphin’s document requests under Delaware law, the Company produced voluminous records relating to these payments.  The records identify no business purpose with respect to a substantial number of payments made for the jet travel.  Despite the fact that Mr. Vinod Gupta’s letter to the Board of September 7, 20054 indicates that infoUSA had the American Princess yacht for 10 years, the only record produced for its use was a log book.5  The log book does not evidence any business purpose whatsoever for use of the yacht.

 For Mr. Vinod Gupta:  We understand that the records of the Company produced to Dolphin in response to our request under Delaware law were comprehensive.  Why don’t these records appear to support a bona fide business purpose for a substantial number of these payments?   If such payments were not made for valid business reasons, have you reimbursed the Company for the payments and, as chairman and CEO of the Company, assured that the payments were treated properly on the Company’s books?  Given that the Company was unable to provide Dolphin with evidence, for many of these payments, that they were made for valid business reasons, how do these payments comport with infoUSA’s own Code of Conduct, which states—

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[3]	See www.iusaccountability.com, “IUSA Related Party Transactions from 1998 to 2005” under “Important Documents from IUSA Books and Records” for further detail concerning these payments.

[4]	Available at www.iusaccountability.com under “Important Documents from IUSA Books and Records.”

[5]	Available at www.iusaccountability.com under “Important Documents from IUSA Books and Records.”

“infoUSA’s commitment to the highest level of ethical conduct should be reflected in all of the Corporation’s business activities including, but not limited to, relationships with employees, customers, vendors, competitors, the government and the public. All of our employees, officers and directors must conduct themselves according to the language and spirit of this Code and seek to avoid even the appearance of improper behavior.”6

For the Board:  As you know, every company that is registered with the SEC must maintain a system of internal accounting controls to assure that transactions are recorded as necessary to maintain accountability for assets.7  A board has a duty to oversee implementation of a system of compliance with law.  Can you explain how so many transactions between the Company and its CEO apparently lack appropriate documentation evidencing a proper business purpose?

Question #12:  In February 2005, Dr. Vasant Raval, chairman of the Company’s audit committee and professor of accounting at Creighton University, authored a memorandum entitled, “Related Party Transactions—Analyses and Recommendations.”8   This memorandum dealt with certain, but not all, payments made by the Company to Mr. Vinod Gupta and affiliates in 2004 alone.  Dr. Raval concludes:

“[T]he following payments will be borne by the CEO:

Item                                                                                     Amount
Annapurna—Use of person property (residences)    $120,000
Annapurna—Use of person property (boat)             277,899
Annapurna—Service charges for travel expenses        195,000
Term life insurance policy Gupta Family Irrevocable Trust   39,000
TOTAL                                       $631,889”

Based on the Company’s public disclosures, there is no evidence that Mr. Vinod Gupta ever repaid these amounts.

For Dr. Raval and the Other Members of the Board:  Given Dr. Raval’s conclusion that the enumerated payments should be “borne by Mr. Vinod Gupta,” did the Board or any committee of the Board ever seek to recover these payments from Mr. Vinod Gupta?  If not, why not?  Also, why were Dr. Raval’s analyses and recommendations apparently limited to 2004?  If payments made to Mr. Vinod Gupta and his affiliates in 2004 were found to be for the account of Mr. Vinod Gupta, why would a diligent Board not investigate whether similar payments were made for the account of Mr. Vinod Gupta in prior and subsequent years?

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[6]	See http://ir.infousa.com/phoenix.zhtml?c=96263&p=irol-govConduct.

[7]	Securities Exchange Act of 1934, §13(b).

[8]	Available at www.iusaccountability.com under “Important Documents from IUSA Books and Records.”

All shareholders look forward to your responses.

Very truly yours,

/s/ Donald T. Netter
Donald T. Netter
Senior Managing Director

SHAREHOLDERS ACT NOW!  WITHHOLD YOUR VOTES FROM THE ELECTION
OF THE COMPANY’S NOMINEES FOR DIRECTORS, TO REGISTER YOUR CONTINUING
DISPLEASURE WITH THE CURRENT BOARD.

VOTE AGAINST THE 2007 OMNIBUS INCENTIVE PLAN, WHICH COULD BE USED
TO GIVE STILL MORE SHARES TO MR. VINOD GUPTA.

IF YOUR SHARES ARE HELD BY A BROKER AND YOU DO NOT VOTE -- YOUR SHARES WILL
BE AUTOMATICALLY VOTED FOR THE ELECTION OF MANAGEMENT’S NOMINEES!

To be sure your shares are included in this important election, please follow the instructions to vote by telephone or via the Internet shown on the proxy card management sent you.
OR
If your shares are held in the name of a bank or broker, contact the person responsible for your account and direct them to WITHHOLD your shares from the electionof management’s nominees and vote
AGAINST The 2007 Omnibus Incentive Plan.

If you have any questions or would like assistance in voting your shares, please contact Innisfree M&A
Incorporated, toll-free, at 1-888-750-5834.